AMERICA FIRST APARTMENT INVESTORS
1004 Farnam Street
Suite 100
Omaha, Nebraska 68102
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	America First Apartment Investors, Inc.
Registration Statement on Form S-3
Filed April 10, 2004
File No. 333-133166
Ladies and Gentlemen:
     America First Apartment Investors, Inc. hereby amends the delaying amendment language required under Rule 473 on the cover page of the above-referenced Registration Statement on Form S-3 so that it reads as follows:
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting according to Section 8(a), may determine.
     We understand that the Staff does not intend to conduct any further review of this Registration Statement.

Sincerely,
/s/ John H. Cassidy
John H. Cassidy, President and Chief Executive
Officer.